FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made by McNallie Money on YouTube on June 22, 2023.

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Transcript: AI and Bitcoin News Today | AI Stocks to Watch Now | Bitcoin News Today | Sue Ennis | Hut 8 Mining

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Interviewer: Yeah, for sure! So, to start off Sue, you’ve been here a couple of times before and it’s been a few months since you’ve been on the show, can you give us a quick little update in terms of what Hut 8’s been up to since you were on last?

Sue: Yeah, absolutely. So, we just filed our amended S4 – the S4 is part of the whole process with getting SEC approval to have our U.S Bitcoin merger go through. So, we just filed our amended S4 and it's looking now that it's going to be 7.5EH/s of self-mining post-merger immediately upon close, plus the managed infrastructure side of our business, plus our HPC and AI suite of services, plus again a meaningful hosting business that we’re picking up so were really excited about that. U.S Bitcoin Corp also did win the bid for the Celsius bankruptcy assets. I can't speak much more about that; you’re going to have to do your own Googling but that’s been in development as well. We also signed another major cloud and colo provider which we’ll get into, and we had one of our customers complete a text to generative AI proof of concept (we’ve got customers doing AI compute in in our existing data centres). So yeah, a lot has been going on, we’ll get into it! We’re pretty pumped about where things are going.

Interviewer: Yeah, for sure, sounds like a busy couple months and I saw the big announcement about the 7.5EH/s which is absolutely phenomenal. We’ve talked about the diversified revenue with Hut 8 which is a major differentiator. You’ve got the data centre business as well here in Canada and that’s where I wanted to go for the second question. So, I saw the press release come out in relation to Interior Health and your high performance computing business unit, can you give us a little bit of details there?

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Interviewer: Now, May production, I’m going to give you some hard balls here Sue, so May production came in at 147 Bitcoin, definitely low compared to historical averages per month. In addition to that, the EH/s, a key efficiency metric or BTC/EH, sorry, came in at 59.1. Can you talk to our viewers and investors about how we should interpret these numbers heading into the big merger?

Sue: So, look, yes, we’ve certainly had some trouble with Drumheller for sure. Remediation is underway. But again, I think fundamentally, Drumheller is one of our oldest sites, and this is where the significance of this merger and the potential growth profile is really why it’s getting all of our attention again on top of some of our initiatives that we have within our existing traditional, vanilla, data centre operation. One thing I forgot to mention was one major differentiator of Hut from Applied (because again Applied did an incredible job at being a first mover and really capturing this AI demand, the next in line is Hut 8), is that we’ve actually been building out a custom computing functionality that customers can use within our own data centers. So, we manage the hardware, we manage the virtualization layer and customers can effectively order compute, billing is incorporated, and the fact that a customer can toggle between different iterations of compute within a private environment is a very unique offering that no one on the market in this echelon of data centre provider has. It took us a year to build it. If we’re not already launched, I think we’re launching it this month. Anyhow, Drumheller has been tough, for sure its affected production, but we are working on it, and we’re working on a ton of other things like closing this merger and growing this HPC AI business. And again ultimately, Hut 8 is effectively a call option on the growth of the Bitcoin ecosystem and adoption and price appreciation but also a call option on the growth of the high performance compute, cloud, colo and AI sector. I know it’s been tough, but again we have plans in place, and it’s going to be good.

Interviewer: And that’s one of the takes, right? You guys were one of the first people in the game of crypto mining so obviously you’re going to have more legacy equipment that needs updating and goes with the territory. I appreciate that and another question Sue that a few people have been asking me is in your May production results, you don’t really talk about the merger, I know you just put out a PR in relation to the merger I think yesterday or the day before I think yesterday or the day before. What can we expect in terms of timelines? I know we talked about Q2 as a target date, when it was announced, can you give us any insight there?

Sue: Yeah, so I’m not sure we’re going to be able to hit the Q2 target timeline, and the reason for that is we’re effectively engaged in a letter writing and S4 filing process with SEC which is part of the whole merger completion process. Effectively, we submit an S4, the SEC then writes us a letter asking questions about it. As the business continues to grow, we then update that S4 and write the SEC back. We’re currently engaged in the letter writing process with the SEC. I can’t say much more than that, we are feeling confident that this merger will go through but again it’s out of our hands and we have to follow the due process and do what’s required with respect to the regulators. Not sure if we’re going to hit the Q2 timeline but again we’re working hard, tons of resources are being put towards getting this to completion.

Interviewer: I appreciate the transparency and the last main question I had for you was with so much going on in the business of HPC, AI, Mining, the Merger, obviously you’re very busy with that stuff, what would you say are the key focal points of the company at this point in time and then leading into the halving next year?

Sue: So certainly, this merger and getting on the other side of this. And I think really effectively positioning ourselves and building our business so that moving into the halving and in a post-halving world, as I said we are a call option on the growth of the Bitcoin space and the growth of high performance computing but also really investors look at us as enterprise infrastructure as a service. Say ‘I’m an enterprise and I need machine learning and I need cloud; I need colo, I need digital asset support, I want to mine Bitcoin (because again we’re going to have a hosting operation in a post-merger word).’ It’s effectively just a massive computing platform that we’re building here. Enterprise infrastructure as a service is effectively where we think this business is going.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking-information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8” or the “Company”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, but are not limited to, statements with respect to: (i) expectations related to New Hut’s hashrate and self-mining capacity; (ii) the expected outcomes of the Transaction, including New Hut's assets and financial position; (iii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iv) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to the Combined Company's hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of the combined company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all and the anticipated timeline for the completion of the transaction. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this communication, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, in the “Risks and Uncertainties” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s website at www.hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.